U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File Number 000-50678

NORTHSIGHT CAPITAL, INC.

(Name of registrant as specified in its charter)

Nevada	26-2727362
(State of Incorporation)	(I.R.S. Employer Identification Number)

4685 S. Highland Drive, Suite 202

Salt Lake City, Utah 84117

(Address of principal executive offices)

(801) 278-9424

 (Registrant’s telephone number, including area code)

NORTHSIGHT CAPITAL, INC.

4685 S. Highland Drive, Suite 202

Salt Lake City, Utah 84117

_________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

_________________

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

General

This Information Statement is being delivered on or after May 15, 2010, to the holders of shares of common stock, par value $0.001 of Northsight Capital, Inc., a Nevada corporation (the “Company”).  You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company’s Board of Directors which is expected to take place within 10 days of the date this statement is filed with the Securities and Exchange Commission in accordance with Rule 14f-1.

Effective April 30, 2010, Steve Nickolas, the principal shareholder of the Company (“Nickolas”), entered into a Stock Purchase Agreement (the “Agreement”) with Thomas J. Howells, Travis T. Jenson and Kelly Trimble (collectively, the “Buyers”), pursuant to which, among other things, Nickolas agreed to sell to the Buyers and the Buyers agreed to purchase from Nickolas, a total of 730,000 shares of the Company’s Common Stock, par value $0.001 per share (“Common Stock”), owned of record and beneficially by Nickolas (the “Purchased Shares”).  Under the terms of the Agreement, Nickolas assigned approximately 243,333 of the Purchased Shares to each of the Buyers.  The aggregate purchase price for the Purchased Shares is $170,000, or approximately $.2328767 per share.  The Purchased Shares represent approximately 52.1% of the then-outstanding 1,400,000 shares of Common Stock.  In addition, the Company issued 476,667 “unregistered” and “restricted” shares of its common stock to Mr. Trimble and 953,333 such shares to Jenson Services, Inc., a Utah corporation, in full satisfaction of the Company’s outstanding $10,000 aggregate liability to Mr. Trimble and Jenson Services.  Mr. Nickolas then appointed Travis Jenson and Wayne Bassham to fill vacancies on the Company’s Board of Directors.  The purchase and sale of the Purchased Shares took place at a closing (the “Closing”) held on April 30, 2010.

This Information Statement is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

Directors and Executive Officers

In connection with the Agreement, a change of control of the Company was effected.  Taking into account the issuance of the 1,430,000 shares to Mr. Trimble and Jenson Services, the Buyers collectively own 2,160,000 shares, or approximately 76% of the Company’s 2,830,000 currently outstanding shares of Common Stock.  Messrs. Howells and Jenson may be deemed to beneficially own the Common Stock that is owned by Jenson Services, due to their affiliate relationship with that entity.  Messrs. Jenson and Bassham were added to the Board of Directors at the Closing, joining Mr. Nickolas as the three present directors of the Company.  The Agreement provides that Mr. Nickolas will resign as an officer and director of the Company promptly after signing the Company’s: (i) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010; (ii) Current Report on Form 8-K disclosing the terms of the change in control transactions; and (iii) federal tax returns for all tax years ending on or before the Closing date.  Mr. Jenson is the beneficial owner of 1,196,666 shares, or approximately 42.3% of the Company’s Common Stock.  Of this amount, 953,333 shares are held by Jenson Services, of which Mr. Jenson is an officer and director.  Mr. Bassham does not beneficially own any shares of the Company’s Common Stock.   The Board of Directors of the Company and the Company’s officers consist of the following persons:

Name	Age	Position
Steve Nickolas 14301 North 87th Street, Suite 301 Scottsdale, Arizona 85260	54	Director and President
Travis T. Jenson 4685 South Highland Drive, Suite 202 Salt Lake City, Utah 84117	37	Director
Wayne Bassham 8877 S. Capella Way Sandy, Utah 84093	51	Director

Each of the directors will serve until the next annual meeting of shareholders of the Company and until his successor is elected and qualified or until his earlier death, resignation or removal. The following is information concerning the business backgrounds of each of the persons who became directors following the Closing of the Agreement, together with an identification of each other corporation which files reports under the Exchange Act for which such persons serve as directors.

Travis T. Jenson. Mr. Jenson graduated with honors from Westminster College in 1995 with a B.S. degree.  Since January of 1996, Mr. Jenson has worked for Jenson Services, Inc., a Utah corporation and financial consulting firm. Mr. Jenson has served on the board of a number of public companies and is currently the President and Director of TC X Calibur, Inc., a Nevada corporation.  Mr. Jenson is also the President and a director of Jenson Services.

Wayne Bassham. Wayne Bassham is 51 years of age. He has been employed as a manager for Harley-Davidson of Salt Lake City for the past 20 years. Mr. Bassham is the President and a director of Bear Lake Recreation, Inc., a Nevada company and Westcott Products Corporation, a Delaware corporation, which have been deemed blank check companies.

There are no family relationships among directors or executive officers of the Company.  Except as indicated above, no directorships are held by any director in a company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.  Officers serve at the discretion of the Board of Directors.

Voting Securities of the Company

On May 13, 2010, there were 2,830,000 shares of Common Stock of the Company issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

 Security Ownership of Certain Beneficial Owners and Management

The following table shows information concerning the identification and address of each person which prior to the closing was the beneficial owner of more than 5% of the Company’s then-outstanding 1,400,000 shares of Common Stock, the Company’s only outstanding class of voting securities, and each person that was an officer or director of the Company immediately prior to the Closing:

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class
Steve Nickolas (1) 14301 North 87th Street, Suite 301 Scottsdale, Arizona 85260	Common Stock	750,000	Direct	53.6%

(1) Mr. Nickolas was the Company’s sole officer and director until the Closing and will continue in such capacities until the execution of the Company’s :  (i) 8-K Current Report disclosing the terms of the Agreement; (ii) 10-Q Quarterly Report for the quarterly period ended March 31, 2010; and (iii) the Company’s federal income tax returns for all tax years ending prior to the Closing date.

 Certain Relationships and Related Party Transactions

There are no material relationships between the Company and the current officers and directors or any of the persons expected to become directors or executive officers of the Company other than the transactions and relationships described below, or contemplated in the Agreement and the Installment Agreement.

Changes in Control

The following table sets forth the name and address of each person who was the beneficial owner of more than 5% of any class of voting securities of the Company or an officer or director of the Company immediately following the Closing, and taking into account the subsequent issuance of a total of 1,430,000 shares of Common Stock to Mr. Trimble and Jenson Services, and the number of shares held directly or indirectly by the officers and directors as a group.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class
Steve Nickolas 14301 North 87th Street, Suite 301 Scottsdale, Arizona 85260	Common Stock	20,000	Direct	Less than 1%
Travis T. Jenson 4685 South Highland Drive, Suite 202 Salt Lake City, Utah 84117	Common Stock	243,333 953,333	Direct Indirect (1)	8.6% 33.7%
Wayne Bassham 8877 S. Capella Way Sandy, Utah 84093	Common Stock	-0-	N/A	N/A
Thomas J. Howells 4685 South Highland Drive, Suite 202 Salt Lake City, Utah 84117	Common Stock	243,333 953,333	Direct Indirect (1)	8.6% 33.7%
Kelly Trimble 4685 South Highland Drive, Suite 207 Salt Lake City, Utah 84117	Common Stock	720,001	Direct	25.4%
All officers and directors as a group (3 persons)	Common Stock	263,000 953,333	Direct Indirect(1)	9.3% 33.7%

(1)These shares are held of record by Jenson Services, Inc., of which Travis T. Jenson and Thomas J. Howells are officers and directors.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

During the calendar years ended December 31, 2009, and 2008, we paid Steve Nickolas, our sole executive officer, salary of $100 and $5,000, respectively.  There are presently no plans or commitments with regard to such compensation or remuneration. The Company has no employee benefit plans or other compensation plans.

Because the Company has had no material business operations and has had only one director and executive officer since its inception, the Company has not established a standing audit, nominating or compensation committee or committees.  As a result, the Company does not have an audit committee financial expert, as that term is defined in the Exchange Act.

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates for election to the Board of Directors recommended by security holders, although that policy may be reconsidered in the future.

During the fiscal year ended December 31, 2010, the Company’s sole director executed five unanimous written consents without an actual meeting.

Compliance with Section 16(a) of the Securities Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires the Company’s directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports to changes in ownership of common stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and information otherwise available to the Company, as of May 13, 2010, all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than 10% beneficial owners were complied with, with the exception of a Form 4 filing by Mr. Nickolas with respect to the sale of 730,000 of his shares of Common Stock.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHSIGHT CAPITAL, INC.

A Nevada corporation

By: /s/ Steven Nickolas

      Steven Nickolas, President

May 18, 2010